UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549


                     SCHEDULE 13G


       Under the Securities Exchange Act of 1934

             (Amendment No.     4     )*

                 Guilford Mills, Inc.

                  (Name of Issuer)

        Common Stock, par value $.02 per share

            (Title of Class of Securities)

                       401794 10 2

                      (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 4 is being filed to correct the response to Item 6 contained in the reporting person's Amendment No. 3 filed earlier today. The correct response to such Item, contained in this Amendment No. 4, was inadvertently dropped from Amendment No. 3 in converting Amendment No. 3 to the EDGAR format.

CUSIP No. 401794 10 2          13G        Page   2  of  5  Pages

 1   NAME OF REPORTING PERSON
     S.S. or I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Charles A. Hayes

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)

                                                        (b)

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

                 5          SOLE VOTING POWER

  NUMBER OF                   1,268,249.528
    SHARES
 BENEFICIALLY    6          SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING       7          SOLE DISPOSITIVE POWER
   PERSON
    WITH                      1,266,757

                 8          SHARED DISPOSITIVE POWER

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,268,249.528

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.1%

12   TYPE OF REPORTING PERSON*

       IN
                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                          Page 3 of 5 pages

Item 1(a).     Name of Issuer:

               Guilford Mills, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               4925 West Market Street
               Greensboro,  N. C.  27407

Item 2(a).     Name of Person Filing:

               Charles A. Hayes

Item 2(b).     Address or Principal Business Office or, if none,
               Residence:

               4925 West Market Street
               Greensboro, N. C.  27407

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock, $.02 Par Value

Item 2(e).     CUSIP Number:

               401794 10 2

Item 3.        Not Applicable

Item 4.        Ownership.

               (a)  Amount Beneficially Owned:

                          1,268,249.528 shares (1)(2)(3)

               (b)  Percent of Class:

                          9.1%

               (c)  Number of Shares as to which such person has:

                        (i)    Sole power to vote or direct the
                               vote  1,268,249.528 (1) (2)
                       (ii)    Shared power to vote or direct the
                               vote  -0-
                      (iii)    Sole power to dispose or to direct
                               the disposition of 1,266,757 (1)(2)

                                          Page 4 of 5 pages

                       (iv)    Shared power to dispose or to direct
                               the disposition of   -0-   (4)

                               (1)  Includes 1,249,500 shares held
                                    of record by HD Investor LLP,
                                    a South Carolina limited
                                    liability general partnership
                                    (the "Partnership"), in which
                                    Mr. Hayes is a general partner.
                                    Mr. Hayes retains sole voting
                                    and dispositive power over such

                                    shares.

                               (2)  Includes 13,750 shares which
                                    Mr. Hayes has the right to
                                    acquire, under the Guilford
                                    Mills, Inc. 1991 Stock Option
                                    Plan, beneficial ownership of
                                    within 60 days as specified in
                                    Rule 13d-3(d)(1), promulgated
                                    under the Securities Exchange
                                    Act of 1934, as amended.

                               (3)  Includes 1,492.528 shares held
                                    in Mr. Hayes' account pursuant
                                    to the Guilford Mills, Inc.
                                    Employee Stock Ownership Plan
                                    ("ESOP").

                               (4)  Mr. Hayes has neither sole nor
                                    shared dispositive power with
                                    respect to shares held in his
                                    ESOP account.

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership of more than Five Percent on Behalf of Another
          Person:

          The Partnership has the right to receive dividends paid on 1,249,500 shares beneficially owned by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company:

          Not Applicable.

                                          Page 5 of 5 pages

Item 8.   Identification and Classification of Members of the
          Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.



Item 10.  Certification:

          Not Applicable.







Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  February 14, 1995


                                  /s/ Charles A. Hayes
                             ___________________________________
                                  Signature

                                  Charles A. Hayes
                                  Name